UNITED STATES
Securities and Exchange Commission
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wainoco Oil Corporation
(Name of Issuer

Common Stock
(Title of Class of Securities)

930676101
(CUSIP Number)

Check the following box if a fee is being paid with this statement . (A Fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930676101

1.      NAME OF REPORTING PERSON
	S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Kornitzer Capital Management, Inc.   48-1069845

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
							(a)
							(b)

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
	Kansas

5.      SOLE VOTING POWER


6.      SHARED VOTING POWER
	4,241,548

7.      SOLE DISPOSITIVE POWER


8.      SHARED DISPOSITIVE POWER
	4,241,548

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,241,548

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES *

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	14.44%

12.     TYPE OF REPORTING PERSON *
	IA

CUSIP No. 930676101

Item 1(a)       Name of Issuer:

The name of the Issuer is Wainoco Oil Corporation, a Wyoming Corporation.

Item 1(b)       Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive offices is 1200 Smith Street, Suite 2100, Houston, Texas 77002-4367.

Item 2(a)       Name of Person Filing:

The name of the person filing this Schedule is Kornitzer Capital Management, Inc. ("Kornitzer").

Item 2(b)       Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Kornitzer is P.O. Box 918, Shawnee Mission, KS 66201.

Item 2(c)       Citizenship:

Kornitzer is an investment adviser and a corporation organized under the laws of the State of Kansas.

Item 2(d)       Title of Class of Securities:

The title of the class of securities of Wainoco Oil Corporation, for which this Statement is filed no par, common stock (the "Common Stock"), and 7 3/4% Convertible Debentures due June 1, 2014, which are convertible into such shares of Common Stock.

Item 2(e)       CUSIP Number:

The CUSIP number of the securities to which this Statement relates is 930676101.

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 a)             Broker or Dealer registered under section 15 of the Act

 b)             Bank as defined in section 3(a) of the Act

 c)             Insurance Company as defined in section 3(a)(19) of the Act

 d) Investment Company registered under section 8 of the Investment Company Act

 e)     x       Investment Adviser registered under section 203 of the
		Investment Advisers Act of 1940

 f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sect. 240.13d-1(b)(1)(ii)(F)

 g) Parent Holding Company, in accordance with Sect. 240.13d-1(b)(ii)(G) (Note: See Item 7)

 h)             Group, in accordance with Sect. 240.13d-1(b)(ii)(H)

Item 4         Ownership

The percent of Common Stock owned by Kornitzer, as of December 31, 1996, exceeds five percent, and the following information is provided as of that date.

 a)     Amount Beneficially Owned:      4,241,548 shares

 b) Kornitzer's beneficial ownership of the Common Stock consists of 2,116,400 shares owned directly and 2,125,148 shares it is deemed to beneficially own through its holdings of 7 3/4% Convertible Debentures due June 1, 2014 (the "Convertible Debt"). Kornitzer's Convertible Debt holdings of $18,595,000 principal amount convert into shares of Common Stock at a rate of 114.2860 shares per $1,000.

 c)     Percent of Class:       14.44%

 d)     Number of Shares as to which such person has:

(i)     sole power to vote or to direct the vote

(ii)    shared power to vote or to direct the vote 4,241,548

(iii)   sole power to dispose or to direct the disposition of

(iv)    shared power to dispose or to direct the disposition of 4,241,548

Item 5          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6          Ownership of More than Five Percent on Behalf of Another
		Person:

Kornitzer is an investment adviser holding the shares of Common Stock and Convertible Debt for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock of Wainoco Oil Corporation.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

A parent holding company is not filing this Schedule, pursuant to Rule 13D-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934 (the "Act").

Item 8          Identification and Classification of Members of the Group:

A group is not filing this Schedule, pursuant to Rule 13D-1(b)(ii)(H) promulgated under the Act.

Item 9          Notice of Dissolution of Group:

A Notice of Dissolution is not applicable to the filing of this Schedule.

Item 10         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						      Date
						February 10, 1997


						KORNITZER CAPITAL MANAGEMENT,
						INC.



						/s/  John C. Kornitzer
						By:  John C. Kornitzer,
						President